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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For  the  month  of  April 2003

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form  20-F    X    Form  40-F___
                                   ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No   X
                                    ----     ----

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     The  Registrant  will hold a Special General Meeting of Shareholders on May
14, 2003 at 11:00 a.m. (Israel time) at the Registrant's offices in Migdal Haemek, Israel. In connection with the meeting, on April 24, 2003 the Registrant mailed to shareholders a (i) Notice of Special General Meeting of Shareholders and Proxy Statement and (ii) Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Special General Meeting of Shareholders and Proxy Statement and Proxy Card.

     On April 24, 2003, the Registrant announced its first volume production order for its new manufacturing facility, Fab 2. A copy of the press release is attached hereto as Exhibit 3.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOWER SEMICONDUCTOR LTD.



Date: April 30, 2003                    By:  /s/ Sheldon Krause
                                          ---------------------------
                                             Sheldon Krause
                                             Assistant Secretary




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                            TOWER SEMICONDUCTOR LTD.


               NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 14, 2003

         Notice is hereby given that a Special General Meeting (the "Meeting") of the Shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the office of the Company, Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on, Wednesday, May 14, 2003, at 11:00 a.m. (Israel time) for the following purposes:

1. To approve an amendment to the Fab 2 investment agreements of the Company with each of Israel Corporation-Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation, and Macronix International Co., Ltd.

2. To approve an increase in the number of the Company's authorized ordinary shares to 100,000,000 and authorized share capital to NIS 100,000,000 and to amend the Company's Articles of Association to reflect such increase.

3. To approve the appointment of Mr. Carmel Vernia to serve as chairman of the board of directors of the Company, effective June 1, 2003, as well as the terms of such appointment.

4. To approve the appointment of Mr. Carmel Vernia, effective June 1, 2003, as acting CEO of the Company for a period of up to 3 years.

         Shareholders of record at the close of business on April 20, 2003, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

         Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.



                                       By Order of the Board of Directors,

                                       Idan Ofer
                                       Chairman of the Board
                                       April 21, 2003


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